

August 27, 2010

By Facsimile and U.S. Mail

Eduardo Gallardo, Esq.
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, NY 10166-0193

     Re: FelCor Lodging Trust Incorporated
             Schedule 14A filed by P. Schoenfeld Asset Management et al.
             Filed August 19, 2010
             File No. 1-14236

Dear Mr. Gallardo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14A

General

1. Please revise or advise us as to why P. Schoenfeld Asset Management and its affiliates have not included the shares beneficially owned by Perella Weinberg in its calculation of shared voting power, since it appears that each has agreed to vote for the Nominees and to continue to hold and not dispose of the securities until the meeting. Refer to Rules 13d-5(b)(1) and 13d-1(i) and the definition of "voting securities" in Rule 12b-2. Similarly, it appears that Perella Weinberg should revise its Schedule 13D to include the shares beneficially owned by P. Schoenfeld. In addition, please file the Letter Agreement regarding expense reimbursement as an exhibit to the Schedule 13D.

2. We note that on the first page of the proxy statement you state that solicitation is being made by P. Schoenfeld Asset Management and that it is the "proxy statement of P. Schoenfeld." Please revise to include each of the participants in the solicitation.

Election of Directors, page 6

3. In an appropriate location, please state that there is no assurance that the issuer's other directors will serve with your nominees, if elected.

4. We note that you reserve the right to vote for unidentified substitute nominees. Advise us, with a view toward revised disclosure, whether you are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should you lawfully identify or nominate substitute nominees before the meeting, you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Solicitation of Proxies, page 9

5. Please disclose the total estimated to be spent on the solicitation and the total expenditures to date. Refer to Item 4(b)(4) of Schedule 14A.

6. We note that proxies may be solicited by mail, phone, publication, electronic means, and in-person. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or e-mail correspondence and information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

Interests of the Participants in the Solicitation, page 11

7. For each participant, please revise to include information required by Item 5(b)(1)(vi) and (vii) of Schedule 14A.

Form of Proxy

8. Please revise the heading to state that the solicitation is not being made by the board. Refer to Rule 14a-4(a)(1).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant and filing person acknowledging that:

- the participant or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions